SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

3rd Quarter 2005 Earnings Release

November 3, 2005

Year-to-date Net Income of R$1.7 billion
and EBITDA of R$3.5 billion

São Paulo, Brazil, November 3, 2005

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) releases its third quarter 2005 results (3Q05), in accordance with Brazilian accounting principles and denominated in Reals. The comments presented herein refer to consolidated results and the comparisons refer to third quarter 2004 (3Q04), unless otherwise stated. On September 30, 2005, the Real/US dollar exchange rate was R$ 2.2222.

Executive Summary
  Two new production historical records; in August, 458.9 thousand tonnes produced in LTQ-2, and 6.05 thousand tonnes produced in the continuous painting line of CSN Paraná.
  Sales in the quarter totaled 1,181 thousand tonnes, 44 thousand tonnes above the previous quarter. Exports as a share of total sales grew from 33% to 48%.
  Prices in the domestic market were flat and exports prices fell 20% in dollars terms.
  Year-to-date accumulated net revenue is 6% higher than the reported in the same period of the previous year, despite the 13% fall in net revenues for the quarter, as a consequence of the combined effects of lower volume in the domestic market, lower export prices and exchange rate appreciation .
  Reduction of 7% in total production cost and 4% in unit cost.
  Purchase of 240 thousand tonnes of coke at an average price of US$151/t CIF, anticipating a lighter cost structure for 2006.
  Accumulated EBITDA of R$ 3.5 billion, 5% higher compared to the same period of 2004. Margin of 46.4% in 2005 compared to 46.8% in 2004 (9 months). In the parent company, margin of 50.1% and 50.8%, respectively, for the same comparison period.
  Net financial results improved from negative R$ 214 million in the 2Q to negative R$ 39 million in this quarter.
  Reduction of R$ 392 million in net debt, that remained at 1x EBITDA level.
  Net Income of R$517 million, 19% higher than the past quarter. Accumulated net income in 2005 was equivalent to 83% of the total result for the year of 2004.
  Results were impacted by the reversal of provisions in operating expenses (R$ 170 million) and in financial expenses (R$138 million) lines.

Consolidated Highlights	3Q04	2Q05	3Q05	9M2004	9M2005

Crude Steel Production (thousand t)	1,406	1,362	1,317	4,129	3,846
Sales Volume (thousand t)	1,214	1,137	1,181	3,706	3,515
Domestic Market	918	767	613	2,542	2,277
Exports	297	370	568	1,164	1,238
Net Revenue per unit (R$/t)	2,126	1,960	1,671	1,822	1,922
Financial Data (RS MM)
Net Revenue	2,780	2,545	2,222	7,207	7,630
Gross Income	1,339	1,215	907	3,373	3,505
EBITDA	1,361	1,214	920	3,374	3,541
Net Income	694	419	517	1,451	1,653
Net Debt (R$ MM)	5,123	5,568	5,176	5,123	5,176

Consolidated Highlights	3Q05 X 3Q04 (Ch.%)	3Q05 X 2Q05 (Ch.%)	9M04 X 9M05 (Ch.%)
Crude Steel Production (thousand t)	-6.3%	-3.3%	-6.9%
Sales Volume (thousand t)	-2.7%	3.8%	-5.1%
Domestic Market	-33.2%	-20.1%	-10.4%
Exports	91.3%	53.4%	6.3%
Net Revenue per unit (R$/t)	-21.4%	-14.7%	5.5%
Financial Data (RS MM)
Net Revenue	-20.1%	-12.7%	5.9%
Gross Income	-32.3%	-25.3%	3.9%
EBITDA	-32.4%	-24.2%	4.9%
Net Income	-25.6%	23.3%	13.9%
Net Debt (R$ MM)	1.0%	-7.0%	1.0%

Bovespa: CSNA3 R$ 51.77/share	Investor Relations Team
NYSE: SID US$ 23.22/ADR (1 ADR = 1 share)	Marcos Leite Ferreira – 55-11-3049-7588 (marcos.ferreira@csn.com.br)
Total Shares = 272,067,946	Renata Kater – 55-11-3049-7592 (renata.kater@csn.com.br)
Market Value: R$ 14.1 billion / US$ 6.3 billion	Geraldo Colonhezi – 55-11-3049-7593 (geraldo.colonhezi@csn.com.br)
Prices as of 09/30/2005	www.csn.com.br

Macroeconomic and Industry Scenario

     The volume of flat steel sales in Brazil decreased 2.8% in the third quarter, compared to the second quarter, mainly due to continuing inventory adjustments among distributors. As a balancing effect, flat steel exports grew 36% in the same period.

     The automotive sector continued to present good results, driven by exports and, to a lesser extent, by sales growth in the domestic market. Flat steel shipments for the sector remained flat compared to the past quarter, with a slight 0.03% decline, as a result of cooling exports.

     In the civil construction sector, high interest rates, spending below sector projections, and low infrastructure investment in Brazil explained the 14.9% fall in steel consumption for the third quarter compared to the past quarter. Accumulated year-to-date results fell 4.3% .

     Sales of tin plates fell 6.6% compared to the past quarter, and the accumulated year-on-year performance grew 2%, thanks to good performance in milk, milk-based and tomato-based products.

     In the third quarter, steel sales for distribution and home appliance sectors fell 22.6% and 6.9%, respectively, relative to the second quarter, and 11% and 9%, respectively, in the accumulated year-on-year comparison.

     On the external front, increased demand in the US and, to a lesser extent, in the EU, explained principally by the inventory reorganization, resulted in price increases for steel products.

     The imbalance between steel production and consumption in China has exerted pressure on Asian countries, leading to lower prices in the past month.

Output

     Output level in 3Q05 was 1,317 thousand tonnes of crude steel, 3.3% below the second quarter and 6.3% below 3Q04. We highlight the volume of finished products which has reached 1,173 thousand tonnes – 7.0% above the second quarter and 6.8% below 3Q04. These numbers reflect the decision to adjust intermediate inventories, raising the pace of metallurgy – blast furnaces and steel making unit - to a more cost-effective level (reducing the consumption of external scrap and coke).

     LTQ-2 reached a new monthly record total production in the period, with 458.9 thousand tonnes in August, surpassing by 6.4 thousand tonnes the prior record volume registered in March of this year. Another highlight for the period was the two consecutive months of record results, from the continuous painting line of CSN Paraná, with 6.04 and 6.05 thousand tonnes produced in July and August, respectively.

Output	2Q04	3Q04	2Q05	3Q05	9M2004	9M2005
(in thousand t)
Presidente Vargas Mill (UPV)
Crude Steel	1,368	1,406	1,362	1,317	4,129	3,846
Finished Products	1,273	1,259	1,096	1,173	3,787	3,315
CSN Paraná	64	71	33	66	238	154
GalvaSud	24	67	82	49	126	208

Sales

     Sales volume totaled 1,181 thousand tonnes, exceeding by 44 thousand tonnes (or 4%) from the past quarter. In the seasonal comparison, this volume was similar to the same quarters of 2003 and 2004.

     The mix of products sold did not change compared to 3Q04, with 52% participation of coated products, although this share fell by 4 p.p. when compared to the previous quarter. Even though the level of coated product sales fell just 16 thousand tonnes - from 590 to 574 thousand tonnes, with domestic market stable - the more than proportional increase in sales for the Hot Rolled and Cold Rolled products explained this variation.

     In terms of market share, growth from participation in the Hot Rolled sector compensated for the loss in Cold Rolled and Galvanized sectors, with lower volumes, resulting in a small increase in total market share for the Company: from 28% to 29%. A sector analysis comparing the second and third quarters, highlights the increase in the participation in the Distribution Sector, from 32% to 36%, and a fall in the Automotive Sector, from 18% to 14%. The other segments did not change compared to the last quarter.

Prices

     We draw attention to average prices in the domestic market which remained stable in the third quarter, with only a slight fall of 0.4% . The increase of average prices in coated products – 5% for Galvanized and 0.5% Tin Plate –and the related stability in sales volumes of these products compensated for price reductions for Hot Rolled and Cold Rolled products, whose volumes also suffered reductions that diminished their impact on the average price drop. Year-to-date, prices increased by 16%. In other words, the sales mix of the Company, focused on coated products, has contributed to the maintenance of price levels in the domestic market.

     International prices continued their downward trend throughout the quarter, initiated between March and April this year. However, the American market showed extraordinary recovery between August and September, with an increase of US$100/t compared to July, closing the quarter with prices 2% higher than the July level. This behavior is due to unbalancing supply and demand, caused by greater volume of final consumer purchases, and distributors lacking a corresponding increase in supply, since various blast furnaces were in maintenance. In Europe, where the inventories did not suffer all required adjustments, prices fell close to 20% in the period, but ended the quarter pointing to an upward trend.

     Therefore, CSN’s hot rolled, cold rolled and galvanized products export prices fell close to 25%, while tin plate prices fell only 9%. Measured in dollars, these variation were, respectively, negative 20% and 4%.

     In an overall measure, CSN’s sales prices fell 15% in Reals and 10% in US dollars, compared to the second quarter.

Net Revenue

     In spite of price stability in the domestic market, the fall in volume resulted in a 20% reduction in sales revenue in the domestic market, compared to the previous quarter, and better export sales volume compensated for lower prices in the international market, leading to an external market revenue increase of 7%.

     The combined effects of lower volume in the domestic market, lower export prices and an appreciated exchange rate produced a 13% decline in total net revenue.

Production Costs (Parent Company)

     The smaller production level of crude steel brought a significant reduction in coke and external scrap consumption (see Output section), leading to a reported decline in Raw Materials of R$ 102 million (-16%) in comparison with the second quarter. Labor cost also reported a reduction – R$ 10 million (-9.6%) –, explained by bonuses for work shifts and disbursements for employee profit sharing programs in the second quarter, affecting the comparison base. These reductions, however, were compensated by R$ 26 million (+8%) increase in General Manufacturing Costs, with greater incidence of maintenance services in the period and, specially, more natural gas expenditures (increased blast furnace injections, partially replacing external coke) and electric energy (increase in external consumption due to maintenance interruptions in the thermoelectric plant equipments).

     On total, reported production costs fell R$ 90 million (-7.3%) . The crude steel production cost reduction (per tonne) was 4.4%, superior to the production decline of 3.3% .

     Regarding main raw material costs (coal and coke), the cost of acquiring coal rose from US$112/t, in the second quarter, to US$126/t in this quarter, fully reflected in the new price contracted in April of this year. The unit price of coke also suffered an increase, from US$380 to US$393, due to a decision of the Company to use high productivity coke (consequently with higher unit value), making possible an even higher reduction in consumption of this raw material, and considering that such a step would not affect the total coke cost. The average coke cost, at the end of the third quarter, was US$328/t.

     Regarding coke, one highlight was that the Company acquired, in October, close to 240 thousand tonnes, equivalent to approximately half of the amount required for the next year, at a cost of US$151/t CIF. The change in purchasing strategy compared to that stated in the second quarter earnings release resulted from a significant reduction of coke prices associated with the similarly reduced levels of the exchange rate. These factors points to an expressive downward trend in the cost of this raw material in the next year. Additionally, the consumption of coke in the fourth quarter – close to 90 thousand tonnes – will lead to the purging of higher average cost inventories.

     The raw material inventory reduction, reflecting previous higher cost purchases, that occurred throughout the current year, linked to perspectives of smaller acquisitions costs in 2006, leads the Company towards a lighter cost structure for the next year.

Operating Expenses

     Operating Expenses were positively impacted by a non-recurring result of from approximately R$ 170 million (R$123 million in the parent company) from the reversal of labor and civil provisions, motivated by the revision of the likelihood of success in many judicial disputes, made by the Company’s legal advisors, as well as due to recent favorable track record on related disputes. The nature of these reversal are detailed as follows:

				In R$MM
Reversal of Contingencies	Labor	Cívil	Fiscal	Total
Provisions
CSN parent company	67	56	-	123
CSN Cement business	13	2	28	43
Inal	1.4	2.6	-	4
Total	81.4	60.6	28	170

     It is worth pointing out that, in the Operating Expenses, only Sales Expenses reported increase, as a consequence of greater export volume.

EBITDA

     In the year-to-date figure, without removing the effects of the consolidation of MRS and Itasa and the adjustment of PIS/Cofins, EBITDA recorded of R$ 3.5 billion was 5% superior to the same period of the prior year, with almost identical margins: 46.4% in 2005 and 46.8% in 2004. Despite lower prices in international markets and changes in sales destination, consolidated and parent company margins remained in historically high levels of 41% and 45%, respectively.

EBITDA and EBITDA Margin	3Q05 x 2Q05	3Q05 x 3Q04	9M04 x 9M05
Change (consolidated)
EBITDA (ch. %)	-24	-32	-5
Margin (ch. p.p.)	-7	-8	0

Net Financial Result and Debt

     Net financial result for 3Q05 was negative R$ 39 million, which means an improvement of 82% compared to the past quarter (an expense of R$ 214 million). The improved financial result can basically be explained by gains with financial operations, by the 5.5% appreciation of the Real against US dollar for the quarter, positively impacting the portion of foreign exchange denominated debt, and by the reversal in the amount of R$138 million of the provision made for the 2003 dispute over corporate income and social contribution taxes of previous years. The reversal of provision is due to revision of the likelihood of a favorable decision in some of the disputed items, based on judgment and opinion of external legal advisors of the Company.

    Net debt was reduced almost R$ 400 million, and the net debt/EBITDA ratio remained at 1x, in line with 2Q05 expectations. Another important point to detail is the increase in the average maturity, from 9 to 12 years after the issuance of perpetual bonds valued at US$ 750 million, made in July. For the year, average cost of debt was 9.3% p.a. in Reais, equivalent to 49% of CDI Cetip. For the same period of 2004, cost of debt was 15% p.a. in Reais, representing 92% of CDI Cetip.

Income Taxes

     Even with better pre-tax results, income tax and social contribution expenses totaled R$265 million, R$ 49 million lower when compared to the previous quarter, due to smaller negative equity income from subsidiaries – non-deductible from taxes - compared to the previous quarter. It is important to bear in mind that the exchange rate appreciation was close to 12% in the second quarter and 6% in the third quarter. Thus, the effective tax rate fell from 43% to 34%, in line with the rate reported in the third quarter of 2004.

Net Income

     The reduction of operating expenses, taxes and better net financial results compensated for lower gross profit, leading to an net income rise of 19% (approximately +R$100 million) for the quarter, compared to the second quarter.

     The accumulated year-to-date net income result totaled R$ 1.653 million, 14% higher than the same period of the past year, and representing 83% of the total net income for 2004.

Investments

     Investments made in the quarter totaled R$ 289 million, with R$ 66 million related the Porto de Sepetiba expansion project, which is part of the Casa de Pedra expansion project, and R$ 36 million for MRS (portion corresponding to CSN’s 32% stake in this company’s capital).

     Year-to-date, investments totaled R$ 680 million, with R$ 179 million for the Port project and R$ 86 million for MRS. The remaining balance was allocated, in large part, to projects related to maintenance and operating improvement or CSN and its subsidiaries.

Casa de Pedra Expansion Project

Development

The output capacity expansion project in Casa de Pedra mine (output expansion to 40Mtonnes/year) is within the planned schedule. The project is comprised of three parts: port, mine and pellet plant.

Regarding the port, investments to date amounting to R$ 184 million correspond to 45% of the total Capex and represent 25% of the total construction project. The operating start-up of the first phase (export capacity of 7Mtonnes/year) is expected for the end of second quarter of 2006, and the second phase (export capacity of 30Mtonnes/year) is expected for the end of second quarter of 2007.

For the development of future operations in the mine, of the 55 mobile equipment, 45% were already received by the Company throughout 2005, 40% will be delivered in 2006, 5% in 2007 and 9% in 2008. The expansion of iron ore treatment plant encompasses three stages: 18 Mtonnes/year, 21 Mtonnes/year and 40 Mtonnes/year. First stage is in pre-operating stage, the second stage is expected for third quarter 2006 and, in the third quarter of 2007, the plant will be at full capacity.

Pellet plant project has not yet been contracted, as the Company continues to consider location and suppliers options in order to reduce the budgeted amount of US$340 million.

Investments in MRS

Casa de Pedra expansion project requires investments in moving units (wagons and locomotives) and improvements in the permanent railway of MRS, to be undertaken by that company. Investments around US$230 million are expected, including the acquisition of approximately 1,800 wagons and 60 locomotives, in addition to reactivation, construction and expansion of yards, duplication of 57 km of railroads and update of telecommunication and signaling systems. Investments will be made according to the Casa de Pedra output increase pace.

Sales volume for 2006

     The company expects iron ore sales volume of 18 million tonnes (including volumes transfered for the steel making unit).

Feasibility Studies for 50Mtonnes/year

There is a feasibility study, in the pre-approval stage – not yet submitted to Executive Officers and Board of Directors – for the expansion by 10 million tonnes/year, which, if added to the ongoing project, would lead the Casa de Pedra mine output capacity to 50 Mtonnes/year. This additional expansion of 10Mtonnes/year will be accomplished through the use of high-silica content iron ore (lower concentration of Fe), thus increasing the amount of reserves of the Casa de Pedra mine and allowing for a higher production scale. The schedule of this project will be well-matched with the schedule of the pellet plant.

Working Capital

     During the period of June to September, there was an increase of R$651 million in working capital, due to reduction in one of financing sources - the change in receivables taxes line, explained by the compensation for anticipated income and social contribution taxes related to 2004 fiscal year. Other highlight is the lower raw materials inventory levels, positively impacting the working capital.

			in R$ MM
Account	2Q05	3Q05	Change
Assets	3,606	3,477	128
Cash equivalents	145	101	44
Accounts Receivables	1,464	1,472	(8)
Domestic Market	1,093	1,009	84
Export Market	467	558	(91)
Allowance for Doubtful	(96)	(96)	0
Inventories	1,997	1,904	94
Liability	2,238	1,458	(780)
Suppliers	1,040	1,023	(17)
Salaries and Social Contribution	91	104	13
Deffered Taxes	1,107	331	(776)
Working Capital	(1,368)	(2,019)	(651)

Capital Markets

     Common shares of CSN accumulated in the past 12 months (from Sep/30/04 to Sep/30/05) a 37.1% rise, higher than the 35.9% rise accumulated by Ibovespa in the same period. The performance of 36.6% in the third quarter more than compensated for the negative result of the previous quarter; in terms of the accumulated year to date the rise reached 19.8%, practically the same as Ibovespa, which accumulated 20.6% rise year to date.

     Better performance in 3Q05 occurred due to better fundamentals in the international steel industry, especially in the US, as well as the new outlook of increase in iron ore prices in 2006.

Capital Markets - CSNA3/SID

	3Q04	4Q04	1Q05	2Q05	3Q05
N# of shares ações	286.917.045	286.917.045	286.917.045	286.917.045	272.067.946

Market Capitalization
Closing price (R$/share)	37,79	43,22	53,87	37,90	51,77
Closing price (US$/share)	15,53	19,12	24,10	16,15	23,22
Market Capitalization (R$ million)	10.841	12.401	15.456	10.874	14.085
Market Capitalization (US$ million)	3.793	4.672	5.797	4.627	6.338

Variation
CSNA3 (%)	0,0	14,4	24,6	(29,6)	36,6
SID (%)	0,0	23,1	26,0	(33,0)	43,8
Ibovespa - index	23.245	26.196	26.610	25.051	31.583
Ibovespa - variation (%)	0,0	12,7	1,6	(5,9)	26,1

Volume
Average daily (n# of shares)	666.017	746.852	893.803	1.039.721	869.511
Average daily (R$ Thousand)	28.592	34.892	52.964	48.460	39.741
Average daily (n# of ADR´s)	384.964	500.308	840.623	815.547	812.392
Average daily (US$ Thousand)	5.525	8.231	18.813	15.283	15.715

Source: Economática

Recent Developments

• Brazil Day

     CSN will be present at Brazil Day, November 14, in New York, joining a panel to discuss the steel industry. The event has been held every two years, since 2001, by Abrasca (Brazilian Association of Publicly-Traded Companies), Apimec (Capital Markets Professionals and Investment Analysts Association), Bovespa (São Paulo Stock Exchange) and IBRI (Brazilian Investor Relations Institute). The objective is to provide an opportunity for Brazilian companies listed on NYSE to network with US investors.

• Antidumping

     On October 3, and as of October 7, the US Commerce Department ratified a preliminary decision from April 6, in which CSN testified that it was not dumping its Hot Rolled exports in the US from March of 2003 to February of 2004. According to this decision, an antidumping tariff charged to exports of these products to US, will drop from 41.27% to zero.

     The process encompasses two new annual reviews, and, in the end, if it is determined that during the period considered there was no dumping, the tariff will be definitively abolished. Thus, Hot Rolled products of CSN are now only subject to 6.35% countervailing duty (subsidy tariff), a duty also subject to administrative revision.

• Annual Report and Social Report Awarded

     The 2004 Annual Report of the Company received fifth place in the 7th Abrasca Annual Report Awards for Publicly Traded Companies, competing with 62 other public companies. According to the organization of the award, competition this year were one of the highest, with 16 companies receiving grades superior to 90 points. The initiative has the support of capital market representatives, aimed at stimulating the quality of reports through recognition of clarity, transparency, quality and quantity of information, in addition to the innovative nature of the design project.

     CSN also received the Social Report Award for 2004, in the Southeast category. The award was created by Aberje, Apimec, Ethos, Fides and Ibase, aimed at establishing acknowledgement at the national prestigious level for the best social reports. Audited by BDO Trevisan, reports are evaluated according to the criteria of reach, coverage, integrity, consistency, credibility and communication. Ten companies were recognized, out of 166 registered in the following categories: regional, outstanding micro, small and medium sized companies, large and national level companies.

• New Executive Director

     On September 20, the Board of Directors appointed Mr. Pedro Felipe Borges Neto as the Institutional Executive Officer, for a two-year term.

• CADE

     On August 10, in a judgment over market concentration in the Brazilian iron mining market, CADE determined through “the contract change referring to Casa de Pedra mine, to exclude for non-competitiveness reasons, the first-refusal rights regarding the Casa de Pedra mine, for the domestic market as well as for the international market”. Alternatively, CADE conceded to the request (the parties, CVRD and CSN) “to opt for the entire discontinuation of the Act of Concentration #08012.002838/2001 -08 (Ferteco), transferring all of the acquired operational assets, as well as those assets acquired prior to the purchase, but required for full operation of Ferteco”. The term required for involved parties to fulfill the determination is still in course.

• Share Buy Back

     In accordance with the share buy back program, approved by the Board of Directors in May, the Company held, on September 30, 2005, 7,636,900 shares in treasury, having spent close to R$ 344 million in the acquisition of these shares. The market value of the shares in the treasury, at the same date, was R$ 393 million.

Outlook

     Both domestic and international demands have not returned to historic levels of growth, frustrating sector expectations for 2005. This can be largely attributed to high levels of inventory that distributors and service centers carry over the year. This scenario has changed since mid-September in the US: with normalized inventory levels and sales promotions in the automotive industry, demand grew close to 1M tonnes translating into significant price increases. However, in European and Brazilian markets, the conditions remained unchanged, even though European producers have managed to achieve small price increases, with expectations for new price increases in the fourth quarter.

     The perspective is that these fundamentals will continue firmly into the fourth quarter: demand will continue to grow, without the counterbalancing supply growth, which will pressure prices or help to maintain high prices until the end of the year.

Third Quarter 2005 Earnings Release Conference Calls

CSN will host conference calls to discuss its third quarter earnings on November 7, 2005, as follows:

Portuguese Presentation November 7, 2005 – Monday 8:00 am – US ET 11:00 am – Brasília Phone:(11) 2101-1490 Code: CSN	English Presentation November 7, 2005 – Monday 10:00 am – US ET 13:00pm – Brasília Phone: (1-973) 582-2830 Code: CSN or 6662498

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports, and railways. With a total annual production capacity of 5.6 million tonnes of crude steel and consolidated gross revenues of R$ 12.3 billion in 2004, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Outlook”, the expected cost of net debt compared to CDI in 2005. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Follow eight pages with tables

INCOME STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$ (limited revision)

	3Q2004	2Q2005	3Q2005	9M2004	9M2005
Gross Revenue	3.339.247	3.148.919	2.714.016	8.600.865	9.440.566
Gross Revenue deductions	(559.472)	(603.510)	(491.654)	(1.393.569)	(1.810.526)
Net Revenus	2.779.775	2.545.409	2.222.362	7.207.296	7.630.040
Domestic Market	2.036.129	1.845.323	1.472.519	4.897.113	5.491.752
Export Market	743.646	700.086	749.843	2.310.183	2.138.288
Cost of Good Sold (COGS)	(1.440.581)	(1.330.622)	(1.315.291)	(3.834.443)	(4.125.490)
COGS, excluding depreciation	(1.247.955)	(1.119.359)	(1.096.646)	(3.260.953)	(3.470.084)
Depreciation allocated to COGS	(192.626)	(211.263)	(218.645)	(573.490)	(655.406)
Gross Profit	1.339.194	1.214.787	907.071	3.372.853	3.504.550
Gross Margin (%)	48,2%	47,7%	40,8%	46,8%	45,9%
Selling Expenses	(106.681)	(137.334)	(138.930)	(381.978)	(411.539)
General and andminstrative expenses	(64.089)	(74.718)	(66.827)	(190.531)	(207.775)
Depreciation allocated to SG&A	(11.351)	(14.888)	(13.145)	(33.056)	(40.072)
Other operation income (expense), net	(25.732)	(38.814)	148.977	(39.119)	76.889
Operating income before financial equity interests	1.131.341	949.033	837.146	2.728.169	2.922.053
Net Financial Result	(36.703)	(213.784)	(38.679)	(709.924)	(356.709)
Financial Expenses	(262.183)	(372.700)	(301.920)	(770.401)	(1.006.968)
Financial Income	(30.889)	(246.530)	49.869	230.512	193.551
Net monetary and forgain exchange variations	281.578	405.446	213.372	(90.203)	456.708
Defferal of forgain exchange loss amortization	(25.209)	#REF!	-	(79.832)	-
Equity interest in subsidiary	(4.101)	3.535	(19.049)	14.457	(35.192)
Operating Income (loss)	1.090.537	738.784	779.418	2.032.702	2.530.152
Non-operating income (expenes), Net	(9.560)	(5.726)	2.391	3.309	(4.175)
Income Before Income and Social Contribution Taxes	1.080.977	733.058	781.809	2.036.011	2.525.977
(Provition)/Credit for Income Tax	(285.992)	(236.144)	(192.493)	(415.714)	(644.522)
(Provition)/Credit for Social Contribution	(100.503)	(77.712)	(72.423)	(169.019)	(228.528)

Net Income (Loss)	694.482	419.202	516.893	1.451.278	1.652.927

EBITDA*	1.361.050	1.213.998	919.959	3.373.834	3.540.642
EBITDA Margin (%)	49,0%	47,7%	41,4%	46,8%	46,4%

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.

INCOME STATEMENT
PARENT COMPANY - Corporate Law - In Thousand of R$ (limited revision)

	3Q2004	2Q2005	3Q2005	9M2004	9M2005
Gross Revenue	2.761.068	2.670.162	2.219.569	7.347.150	8.030.429
Gross Revenue deductions	(447.589)	(545.153)	(418.926)	(1.129.477)	(1.622.679)
Net Revenus	2.313.479	2.125.009	1.800.643	6.217.673	6.407.750
Domestic Market	1.949.722	1.674.037	1.271.697	4.625.675	4.987.990
Export Market	363.757	450.972	528.946	1.591.998	1.419.760
Cost of Good Sold (COGS)	(1.126.621)	(1.153.460)	(1.075.699)	(3.248.311)	(3.438.714)
COGS, excluding depreciation	(953.994)	(968.824)	(883.341)	(2.721.969)	(2.863.998)
Depreciation allocated to COGS	(172.627)	(184.636)	(192.358)	(526.342)	(574.716)
Gross Profit	1.186.858	971.549	724.944	2.969.362	2.969.036
Gross Margin (%)	51,3%	45,7%	40,3%	47,8%	46,3%
Selling Expenses	(66.040)	(49.486)	(62.740)	(189.667)	(189.114)
General and andminstrative expenses	(46.851)	(54.343)	(45.007)	(145.588)	(144.660)
Depreciation allocated to SG&A	(7.473)	(5.925)	(5.722)	(22.260)	(18.254)
Other operation income (expense), net	(43.790)	(19.485)	113.194	(79.290)	60.917
Operating income before financial equity interests	1.022.704	842.310	724.669	2.532.557	2.677.925
Net Financial Result	(18.171)	477.217	62.253	(829.245)	212.956
Financial Expenses	(269.107)	(254.168)	(141.040)	(802.778)	(658.939)
Financial Income	(244.230)	(256.180)	(237.615)	67.138	(492.406)
Net monetary and forgain exchange variations	520.375	987.565	440.908	(15.353)	1.364.301
Defferal of forgain exchange loss amortization	(25.209)	-	-	(78.252)	-
Equity interest in subsidiary	99.528	(760.606)	(129.596)	453.704	(645.111)
Operating Income (loss)	1.104.061	558.921	657.326	2.157.016	2.245.770
Non-operating income (expenes), Net	(9.458)	(5.563)	2.466	(10.241)	(4.017)
Income Before Income and Social Contribution Taxes	1.094.603	553.358	659.792	2.146.775	2.241.753
(Provition)/Credit for Income Tax	(277.911)	(183.255)	(141.370)	(422.730)	(530.611)
(Provition)/Credit for Social Contribution	(97.724)	(64.620)	(55.717)	(172.075)	(194.231)

Net Income (Loss)	718.968	305.483	462.705	1.551.970	1.516.911

EBITDA*	1.246.594	1.052.356	809.555	3.160.449	3.209.978
EBITDA Margin (%)	53,9%	49,5%	45,0%	50,8%	50,1%

Additional Information

Delibetated Dividends and Interest on Equity		2.303.045			2.303.045

Proposed Dividends and Interest on Equity		68.050	67.721	35.000	184.176

Number of Shares** - thousands	282.169	270.158	264.431	282.169	264.431

Earnings Loss per Share - R$	2,55	1,13	1,75	5,50	5,74

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.
** Excluding shares held in treasury

BALANCE SHEET
Corporate Law - thousandsof R$ (Limited Revision)

	Parent Comany		Consolidated
	30/06/2005	30/09/2005	30/06/2005	30/09/2005
Current Assets	5.861.851	5.097.176	8.661.952	8.758.829
Cash and Marketable	1.478.778	1.372.641	3.724.122	4.525.740
Trade Accounts Receiveble	1.809.931	1.834.748	1.464.097	1.471.503
Inventory	1.363.157	1.339.603	1.997.414	1.903.654
Other	1.209.985	550.184	1.476.319	857.932
Long-term Assets	1.708.892	1.699.265	1.912.017	2.018.858
Permanet Assets	17.194.696	17.176.552	14.210.959	14.215.913
Investments	4.998.537	4.940.010	308.644	288.004
PP&E	11.998.516	12.039.679	13.575.543	13.608.285
Deffered	197.643	196.863	326.772	319.624

TOTAL ASSETS	24.765.439	23.972.993	24.784.928	24.993.600

Current Liabilities	4.571.695	3.974.435	5.205.129	3.940.389
Loans and Financing	1.444.039	1.597.535	2.478.172	1.874.913
Other	3.127.656	2.376.900	2.726.957	2.065.476
Long-term Liabilities	12.716.200	12.391.367	12.203.469	13.493.120
Loans and Financing	7.450.013	6.956.207	6.904.466	8.040.631
Deffered Income and Social Contributions Taxes	2.225.974	2.194.302	2.225.974	2.194.302
Other	3.040.213	3.240.858	3.073.029	3.258.187
Future Period Results	-	-	6.231	6.156
Shareholdres' Equity	7.477.544	7.607.191	7.370.099	7.553.935
Capital	1.680.947	1.680.947	1.680.947	1.680.947
Capital Reserve	17.319	-	17.319	-
Revaluation Reserve	4.640.047	4.578.566	4.640.047	4.578.566
Earnings Reserve	823.392	336.189	823.392	336.189
Treasury Stock	(745.091)	(343.673)	(745.091)	(343.673)
Retained Earnings	1.060.930	1.355.162	953.485	1.301.906

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	24.765.439	23.972.993	24.784.928	24.993.600

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - thounsands of R$ (limited revision)

	3Q2004	2Q2005	3Q2005	9M2004	9M2005
Cash Flow from Operating Activities	668.048	432.662	533.604	1.306.754	2.462.147
Net Income for the period	694.482	419.202	516.893	1.451.278	1.652.927
Exchange rate defferal	25.209	-	-	79.832	-
Net exchange and monetary variations	(535.226)	(808.056)	(449.237)	(75.576)	(1.256.653)
Provision for financial expenses	239.956	219.259	271.972	666.871	726.816
Depreciation, exhaustion and amortization	203.921	224.334	229.881	606.490	693.568
Equity results	4.101	(3.536)	19.049	(14.457)	35.192
Deferred income taxes and social contributions	84.581	(159.285)	86.298	162.104	(55.082)
Provisions	(19.608)	291.252	(340.765)	(447.105)	(106.853)
Working Capital	(29.368)	249.492	199.513	(1.122.683)	772.232
Accounts Receivable	223.185	(117.685)	(7.678)	(249.443)	(359.283)
Inventory	(709.158)	65.811	89.732	(1.257.062)	367.361
Suppliers	103.911	136.675	(18.170)	55.504	237.666
Taxes	387.107	40.689	(209.920)	301.636	134.749
Others	(34.413)	124.002	345.549	26.682	391.739
Cash Flow from Investment Activities	(127.191)	(320.268)	(288.727)	(646.433)	(761.368)
Investments	-	(81.188)	(81)	(139.205)	(81.430)
Fixed Assets/Deferred	(127.191)	(239.080)	(288.646)	(507.228)	(679.938)
Cash Flow from Financing Activities	362.096	(2.269.576)	416.410	(1.025.241)	(874.355)
Issuances	1.092.611	1.059.387	1.868.355	2.805.746	4.321.812
Amortizations	(418.371)	(596.255)	(984.127)	(2.221.235)	(1.819.330)
Interests Expenses	(221.969)	(204.129)	(201.617)	(675.560)	(537.469)
Dividends/Interest on own capital	(28)	(2.268.407)	(512)	(752.254)	(2.268.931)
Shares in treasury	(90.147)	(260.172)	(265.689)	(181.938)	(570.437)

Free Cash Flow	902.953	(2.157.182)	661.287	(364.920)	826.424

Net Financial Result
Parent Company - Corporate Law - thousnads of R$ (limited revision)

	3Q2004	2Q2005	3Q2005	9M2004	9M2005
Financial Expenses	(262.183)	(372.700)	(301.920)	(770.401)	(1.006.968)
Loans and financing	(189.377)	(209.166)	(275.506)	(599.235)	(725.889)
Local currency	(55.907)	(47.493)	(44.383)	(181.879)	(135.112)
Forgein currency	(133.470)	(161.673)	(231.123)	(417.356)	(590.777)
Transaction with subsidiaries	-	-	-	-	-
Taxes	(32.208)	(97.659)	25.206	(118.102)	(155.757)
Other financial expenses	(40.598)	(65.875)	(51.620)	(53.064)	(125.322)

Financial Income	(30.889)	(246.530)	49.869	230.512	193.551
Transaction with subsidiaries	-	-	-	-	-
Income from cash investments	(49.940)	(253.654)	215.176	180.600	40.516
Other income	19.051	7.124	(165.307)	49.912	153.035

Exchange and monetary variations	256.369	405.446	213.372	(170.035)	456.708
Net monetary change	(31.185)	4.367	8.132	(37.075)	158
Net exchange change	312.763	401.079	205.240	(53.128)	456.550
Deffered exchange losses	(25.209)	-	-	(79.832)	-

Net Financial Result	(36.703)	(213.784)	(38.679)	(709.924)	(356.709)

Net Financial Result
Consolidated - Corporate Law - thousnads of R$ (limited revision)

	3Q2004	2Q2005	3Q2005	9M2004	9M2005
Financial Expenses	(269.107)	(254.168)	(141.040)	(802.778)	(658.939)
Loans and financing	(116.207)	(91.953)	(108.210)	(361.985)	(294.998)
Local currency	(59.954)	(44.628)	(43.529)	(192.693)	(129.550)
Forgain currency	(56.253)	(47.325)	(64.681)	(169.292)	(165.448)
Transaction with subsidiaries	(96.269)	(67.527)	(61.655)	(313.909)	(216.824)
Taxes	(52.503)	(91.750)	31.263	(111.322)	(138.129)
Other financial expenses	(4.128)	(2.938)	(2.438)	(15.562)	(8.988)

Financial Income	(244.230)	(256.180)	(237.615)	67.138	(492.406)
Transaction with subsidiaries	17.649	-	-	48.923	-
Income from cash investments	(269.356)	(293.800)	(276.619)	(12.602)	(565.375)
Other income	7.477	37.620	39.004	30.817	72.969

Exchange and monetary variations	495.166	987.565	440.908	(93.605)	1.364.301
Net monetary change	(31.234)	1.509	4.516	(37.047)	(1.529)
Net exchange change	551.609	986.056	436.392	21.694	1.365.830
Deffered exchange losses	(25.209)	-	-	(78.252)	-

Net Financial Result	(18.171)	477.217	62.253	(829.245)	212.956

SALES VOLME
Consolidated - Thousand of tons

		3Q2004	2Q2005	3Q2005	9M2004	9M2005
DOMESTIC MARKET		918	767	613	2,542	2,277
Slabs		16	11	11	45	30
Hot Rolled		315	313	192	869	868
Cold Rolled		156	103	70	520	313
Galvanized		227	167	177	590	549
Tin Plate		204	173	163	518	518
EXPORT MARKET		297	370	568	1,164	1,238
Slabs		15	-	5	44	5
Hot Rolled		52	83	237	379	375
Cold Rolled		27	38	91	78	144
Galvanized		161	171	156	415	489
Tin Plate		42	79	78	248	224
TOTAL MARKET		1,214	1,137	1,181	3,706	3,515
Slabs		30	11	16	89	35
Hot Rolled		367	396	430	1,248	1,243
Cold Rolled		183	141	161	597	457
Galvanized		388	338	333	1,005	1,038
Tin Plate		246	252	241	766	742
	#C1C1C

SALES VOLUME
Parent Company - Thousand of tons

	3Q2004	2Q2005	3Q2005	9M2004	9M2005
DOMESTIC MARKET	951	804	637	2,526	2,399
Slabs	16	11	11	45	30
Hot Rolled	314	336	200	849	897
Cold Rolled	242	137	131	605	486
Galvanized	179	145	132	516	463
Tin Plate	200	175	163	511	523
EXPORT MARKET	205	293	468	1,064	995
Slabs	60	8	5	255	41
Hot Rolled	69	107	270	451	444
Cold Rolled	1	54	94	21	168
Galvanized	42	55	29	115	143
Tin Plate	32	69	69	221	198
TOTAL MARKET	1,156	1,097	1,105	3,590	3,393
Slabs	76	19	16	300	71
Hot Rolled	383	443	470	1,300	1,341
Cold Rolled	244	191	225	626	654
Galvanized	221	200	161	631	606
Tin Plate	232	244	232	732	721

NET REVENUE PER UNIT
Consolidated - In R$/ton

	3Q2004	2Q2005	3Q2005	9M2004	9M2005
DOMESTIC MARKET	2,051	2,027	2,019	1,775	2,061
Slabs	907	818	700	780	787
Hot Rolled	1,655	1,709	1,553	1,391	1,705
Cold Rolled	2,241	2,102	1,696	1,755	2,020
Galvanized	2,287	2,191	2,304	2,069	2,325
Tin Plate	2,345	2,476	2,488	2,190	2,475
EXPORT MARKET	2,359	1,823	1,296	1,925	1,667
Slabs	1,012	-	833	-	833
Hot Rolled	2,072	1,311	999	1,538	1,163
Cold Rolled	2,394	1,586	1,169	2,104	1,383
Galvanized	2,611	1,924	1,457	2,225	1,885
Tin Plate	2,195	2,263	2,056	2,050	2,239
TOTAL MARKET	2,126	1,960	1,671	1,822	1,922
Slabs	957	735	743	1,093	794
Hot Rolled	1,715	1,626	1,247	1,436	1,541
Cold Rolled	2,264	1,964	1,398	1,800	1,819
Galvanized	2,421	2,056	1,907	2,134	2,118
Tin Plate	2,319	2,409	2,348	2,145	2,404

NET REVENUE PER UNIT
Parent Company - In R$/ton

	3Q2004	2Q2005	3Q2005	9M2004	9M2005
DOMESTIC MARKET	1,934	1,931	1,827	1,710	1,939
Slabs	907	818	700	780	787
Hot Rolled	1,603	1,585	1,424	1,351	1,607
Cold Rolled	1,840	1,870	1,493	1,636	1,792
Galvanized	2,367	2,313	2,188	2,062	2,307
Tin Plate	2,262	2,394	2,372	2,118	2,385
EXPORT MARKET	1,719	1,500	1,124	1,476	1,406
Slabs	1,425	927	615	1,292	1,267
Hot Rolled	1,547	1,203	909	1,246	1,076
Cold Rolled	2,053	1,382	1,104	1,926	1,277
Galvanized	2,234	1,532	1,498	2,069	1,704
Tin Plate	1,950	2,101	1,875	1,803	2,069
TOTAL MARKET	1,896	1,816	1,529	1,640	1,783
Slabs	1,316	865	672	1,215	1,065
Hot Rolled	1,593	1,492	1,128	1,315	1,431
Cold Rolled	1,841	1,732	1,330	1,646	1,659
Galvanized	2,341	2,099	2,065	2,063	2,164
Tin Plate	2,220	2,312	2,224	2,023	2,298

EXCHANGE RATE
In R$/US$

	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005
End of Period	3,1075	2,8586	2,6544	2,6662	2,3504	2,2222
% change	6,8%	-8,0%	-7,1%	0,4%	-11,8%	-5,5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 03, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.